Exhibit 1.2

Certain identified information has been excluded from

the exhibit because it is both not material and is the type

that the registrant treats as private or confidential.

LICENSE AGREEMENT

THIS Agreement (“License Agreement”) is entered into as of the last signature date set forth below (“Effective Date”) between NORTH CAROLINA STATE UNIVERSITY, a constituent institution of the University of North Carolina and a nonprofit educational and research institution organized under the laws of North Carolina (“NCSU”), having its principal office at Campus Box 8210, Raleigh, North Carolina 27695-8210, and CABBACIS LLC having a place of business at 3193 Buffalo Avenue, Unit 1, Niagara Falls, New York 14303 (“Licensee”).

RECITALS

A. NCSU and Licensee entered into an Option and Material Transfer Agreement on [  ] (“Option Agreement”), pursuant to which NCSU granted to Licensee an option [  ]

TERMS AND CONDITIONS:

ARTICLE 1 - DEFINITIONS

For the purposes of this License Agreement, the terms and phrases below have the following definitions:

1.01 “Affiliate” means, as of any point in time and so long as such relationship continues to exist with any corporation or non-corporate entity that controls, is controlled by or is under the common control with Licensee. A corporation or a non-corporate entity, as applicable, is deemed to be in control of another corporation if (a) it owns or directly or indirectly controls more than 50% of the voting stock of the other corporation or (b) in the absence of ownership of more than 50% of the voting stock of a corporation, or in the case of a non-corporate entity, if it possesses directly or indirectly, the power to direct or cause the direction of the management and policies of such corporation or non-corporate entity, as applicable.

1.02 “Approval” means all approvals, licenses, registrations or authorizations of the applicable governmental or regulatory authority(ies) in a jurisdiction necessary for the development, manufacture, use, storage, import, transport, marketing and sale of a Licensed Product in such jurisdiction.

1.03 “Covered or Covering” means that the making, manufacture, use, sale, offer for sale, or importation of the relevant subject matter in a country would infringe a Valid Claim (defined below) in such country.

1.04 “Fair Market Value” means, with respect to a particular item of intellectual property and/or associated products and services (“Assets”), the fees and/or price that would reasonably be expected to be obtained for a license or sale of such Assets (i.e., the fees and/or price that would be agreed on between a willing licensor and/or seller and a willing licensee and/or buyer, with neither being required to act, and both having reasonable knowledge of the relevant facts which include, but are not limited to, the type of license granted, the type of Asset and associated rights, privileges, and/or protections afforded by such Asset, the relevant industry sector and industry norms associated with such sector, the total world-wide market size and opportunity for a particular Asset, etc.). In the absence of mutual agreement between NCSU and Licensee as to what constitutes Fair Market Value of a particular Asset when compared to other relevant Assets, such value will be determined by an independent Third Party (defined below) appraiser who has expertise in conducting such assessments, is acceptable to both parties, and is paid for equally by both parties.

1.05 “Field of Use” means use of licensed Patent Rights and/or Tangible Materials to make, have made, use, have used, offer to sell and sell tobacco products and/or products related to tobacco.

1.06 “First Commercial Sale” of Licensed Product(s) means any transfer for value in an arms-length transaction to a Third-Party distributor, agent or end user in a country after obtaining all Approvals or authorizations from applicable regulatory authorities required for the manufacture, importation, marketing, promotion, pricing, reimbursement and sale of the Licensed Product(s) in such country.

1.07 “Licensed Product(s)” means: (i) a product, the discovery, creation, development, manufacture, use, sale, offer for sale or import of which, in the absence of this License Agreement, would infringe at least one Valid Claim; (ii) a product discovered, created, developed, or made using a process or machine the use of which, in the absence of this License Agreement, would infringe at least one Valid Claim; and/or (iii) any product that is based on, derived from, created through, incorporates, and/or utilizes, wholly or in part, the Tangible Materials.

1.08 “Licensed Service(s)” means any service that is (a) provided by Licensee to a Third Party and (b) that utilizes Patent Rights, Plant Variety Rights, and/or Licensed Product.

1.09 “Licensed Territory” means worldwide.

1.10 “Master Settlement Agreement Payment(s)” means payments made by Licensee according to the agreement, known as the “MSA Agreement,” between tobacco companies and the Attorneys General of 46 States, five U.S. territories and the District of Columbia in which tobacco companies must pay a per-carton fee for every carton of 200 cigarettes sold.

1.11 “Net Sales” for the purpose of computing royalties under this License Agreement means the gross amount invoiced by Licensee, its Affiliates, and/or its Sublicensees (as defined below) for Sale of Licensed Products and/or Licensed Services less any charges for (i) federal or state excise taxes, import and export duties, Master Settlement Agreement (“MSA Agreement”) Payments, fees of the U.S. Food and Drug Administration (“FDA”), sales taxes, and any other taxes or fees imposed by a government entity and paid by Licensee, its Affiliates, and/or its Sublicensees, including documented payments or deposits made by Licensee, its Affiliates, and/or its Sublicensees to the states which are held in separate state escrow accounts (one for each of 46 states) for a minimum of twenty-five years, in the event that Licensee, any Affiliate, and/or any Sublicensee is not a participating member of the MSA Agreement, (ii) shipping and insurance charges, (iii) deductions for actual allowances for returned or defective goods and (iv) trade discounts, but not cash discounts.

1.12 “Patent Rights” means (a) the patents and patent applications listed in Appendix A (hereafter referred to as “Patent Applications”); (b) all PCT applications, divisionals, continuation, continuation-in-part (to the extent its claims are directed specifically to the subject matter described in Patent Applications), reissues, certificates, extensions or foreign counterparts claiming priority to the Patent Applications; and (c) any patent issuing on any of the foregoing described in clauses 1.12 (a) or (b) above. Notwithstanding the foregoing, Patent Rights does not include those patents and/or patent applications that, during the Term (defined below) of this License Agreement, cease to be Patent Rights pursuant to Article 8.01 or 8.03.

1.13 “Pharmaceutical Use” means a Licensed Product intended for use only in diagnosis, cure, mitigation, and/or prevention of disease or treatment and Approved for such use by a government entity such as U.S. Food and Drug Administration (“FDA”), including but not limited to smoking cessation and marijuana use disorder products. For the avoidance of doubt, “Pharmaceutical Use” does not include Licensed Products sold without a medical prescription but authorized for sale by the FDA as a tobacco product or modified risk tobacco product.

1.14 “Plant Variety Rights” or “PVR” means intellectual property in the form of rights applied for or granted/issued under applicable law to the breeder of a new variety of plant related to Tangible Materials that give the breeder control over the propagating material or harvested material of a plant variety or the use thereof (such as for example, “Plant Patent,” “Plant Variety Protection,” “PVP Certificates,” “Plant Variety Right Certificates,” and “Plant Breeders’ Rights Certificates,” and any other rights granted by a member state of the International Union for the Protection of New Varieties of Plants (UPOV) to comply with the International Convention for the Protection of New Varieties of Plants (UPOV Convention)). Notwithstanding the foregoing, Plant Variety Rights do not include those granted PVRs or pending PVR applications that, during the Term (defined below) of this License Agreement, cease to be Plant Variety Rights pursuant to Article 8.01 or 8.03.

1.15 “Progeny” means any and all materials obtained by Licensee through cross breeding of the Tangible Materials [  ]

1.16 “Royalty Report” means a written report detailing the number of units Sold, the gross and aggregate selling prices, and the Net Sales of Licensed Products and/or Licensed Services Sold for each calendar quarter upon which payments under Article 3 of this License Agreement are due to NCSU. This report must also include the date of the First Commercial Sale, the commercial name of each Licensed Product and/or Licensed Service Sold, the calculations of royalties by country, the applicable Patent Rights and/or Plant Variety Rights Covering the Licensed Product and/or Licensed Service Sold, if any, and any additional information that NCSU might reasonably request in order to meet any government reporting obligations it has.

1.17 “Sale” or “Sold”, for purposes of computing royalties, means when invoiced, or, if not invoiced, when rented, exchanged, and/or otherwise transferred for value by Licensee or an Affiliate of Licensee in an arm’s length transaction to an Third Party, including the use of Licensed Products by Licensee, an Affiliate of Licensee, or any other person authorized by Licensee (e.g. performance of a Licensed Service), except to the extent that such Licensed Products and/or Licensed Services are used strictly for research, development, testing, or evaluation of a Licensed Product. Subject to the definition of “Net Sales”, where Licensed Products are not sold, but are otherwise transferred for value, Net Sales for the purposes of computing royalties will be the selling price at which such products (or if none, products of similar kind and quality), sold in similar quantities, are currently being offered for sale and/or sold by Licensee, its Affiliates, or its Sublicensees, as applicable. Where such products are not currently being offered for sale and/or sold by Licensee, the Net Sales of products otherwise transferred will be the average selling price at which products of similar kind and quality, sold in similar quantities, are currently being offered for sale by other manufacturers. Licensee expressly agrees not to receive anything of value in lieu of cash payments as consideration for the transfer of any License Products and/or Licensed Services without the prior written permission of NCSU, such permission not to be unreasonably withheld or delayed.

1.18 “Sublicense(s) or Sublicensable” means grant of any sublicense or any other right, license, privilege, or immunity (including, but not limited to, the grant of any type of option to acquire a sublicense or to negotiate for a sublicense, a covenant not to sue or seek legal remedy) under the Patent Rights, the Plant Variety Rights, and/or the Tangible Material(s) by the Licensee (in accordance with Article 2.01) to a Third Party based on a good faith arm’s length transaction between the Licensee and Third Party.

1.19 “Sublicensee” means any Third Party that has a Sublicense.

1.20 “Tangible Material(s)” means the materials listed in Appendix B and any and all materials developed, produced, generated, created, derived, engineered, and/or propagated therefrom by Licensee. Any Progeny (defined above) obtained by cross breeding of the Tangible Materials as permitted under this License Agreement are owned solely by NCSU and shall be promptly communicated to NCSU. Any and all such Progeny will be subject to the terms of this License Agreement and will be automatically added to Appendix B and will be considered Tangible Materials. Any sport, variation or mutation (hereinafter collectively and individually referred to as (“Sport”) of any of the Tangible Material discovered by Licensee is solely owned by NCSU and shall be promptly communicated to NCSU. Any such Sport will be subject to the terms of this License Agreement and will be automatically added to Appendix B and will be considered Tangible Materials.

1.21 “Term” means the period during which this License Agreement is active in accordance with Article 12.01.

1.22 “Third Party(ies)” means any individual or entity: (i) that is not a party to this License Agreement; (ii) that is not an Affiliate of a party to this License Agreement; or (iii) that is not a party in which the Licensee has a direct financial interest. Notwithstanding the foregoing, Licensee may request NCSU to grant approval to designate an individual or entity that falls under clause (iii) as a Third Party, such approval not to be unreasonably withheld.

1.23 “Valid Claim” means a claim contained in (a) any issued and unexpired patent within the Patent Rights and/or Plant Variety Rights which has not been held unenforceable, unpatentable, or invalid by a decision of a court or other governmental agency of competent jurisdiction, unappealable or unappealed within the time allowed for appeal, which has not been admitted to be invalid or unenforceable through abandonment, reissue, disclaimer or otherwise, or (b) any patent application within the Patent Rights and/or Plant Variety Rights that has not been irretrievably cancelled, withdrawn, or abandoned and has been pending no longer than seven (7) years from the date it was filed as a national phase application in a specific jurisdiction.

1.24 Certain other defined terms have the meanings given them elsewhere in this License Agreement. As used herein, the term “and/or” when used in the context of listing of entities, refers to the entities being present singly or in combination (for example, the phrase “A and/or B” includes A and B individually, but also includes any combinations of A and B).

ARTICLE 2 - LICENSE

2.01 Grant

Subject to the terms and conditions of this License Agreement, NCSU grants to Licensee and Licensee accepts from NCSU:

[  ]

The foregoing licenses include the right to engage Licensee’s Affiliates and Third-Party contractors in exercising such rights and in carrying out its activities and obligations under this License Agreement. In addition, the rights licensed to Licensee hereunder may be extended to Affiliates designated in writing by Licensee, provided that each such Affiliate: (i) agrees in writing to be bound by all the terms and conditions of this License Agreement including but not limited to the terms associated with consideration, due diligence requirements, reports, records, etc., and (ii) agrees to act in a manner that is consistent with the terms, conditions, and limitations of this License Agreement. Licensee shall deliver to NCSU a copy of said writing within thirty (30) days of its execution. For avoidance of doubt, Affiliates are expressly prohibited from further transferring and/or extending the aforementioned licensed rights to anyone and Licensee shall remain responsible to NCSU for performance of its Affiliates, including but not limited to legal, financial, and reporting obligations. Termination of this License Agreement for any reason will result in the automatic and immediate termination of any and all of the aforementioned rights and privileges extended by the Licensee to any of its Affiliates. Notwithstanding anything herein to the contrary, Cabbacis Inc shall be deemed an Affiliate of Licensee under the License Agreement since, as of the Effective Date, Cabbacis Inc wholly owns Cabbacis LLC, the Licensee.

2.02 Terms of Sublicense

Licensee may obtain the right to grant Sublicenses to the Patent Rights, Plant Variety Rights, and/or Tangible Material under this License Agreement to Sublicensees by Licensee requesting and obtaining NCSU’s prior written, express, approval and permission in writing on a case-by-case basis such approval to be granted or denied by NCSU at its sole discretion. In the event Licensee obtains NCSU’s prior written, express, approval and permission to grant a Sublicense(s), Licensee shall remain responsible to NCSU for performance of its Sublicensee(s) including but not limited to legal, financial, and reporting obligations. In addition to the foregoing, Licensee may only grant a Sublicense to a Third Party within the Field of Use under Patent Rights, Plant Variety Rights, and/or Tangible Material under the following conditions where such Sublicense:

(a)	is consistent with the terms, conditions, and limitations of this License Agreement;

(b)	contains the acknowledgment by the Sublicensee of the disclaimer of warranty and limitation of NCSU’s liability, as provided in this License Agreement;

(c)	requires the Sublicensee to indemnify NCSU for any actions of Sublicensee;

(d)	contains a prohibition on further transfer of Patent Rights, the Plant Variety Rights, and/or Tangible Material by the Sublicensee to any Third Party other than to entities who are in the chain of production and distribution of Licensed Product and require such Sublicense so they have the appropriate permissions to conduct such work, such as growers, processors and distributors;

(e)	ensures the Sublicensee submits reports to Licensee in accordance with Article 5; and
(f)	includes NCSU as a Third-Party beneficiary of the indemnification, disclaimer of warranty, and limitations of liability provision included for the benefit of NCSU in such Sublicense, entitled to enforce such provisions in accordance with their terms.

2.03 Reservation of Rights

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2.04 No Implied License

All rights not granted herein are reserved by NCSU. Except as expressly provided herein, the license granted hereunder shall not be construed to grant to Licensee, by implication, estoppel or otherwise, any licenses, interests or rights in or to any information, materials, technology, and/or intellectual property (including, but not limited to, patent applications, patents, and know-how) not expressly identified in this License Agreement.

2.05 Government Rights

The United States Government may have a nonexclusive, nontransferable, irrevocable, paid-up license to practice or have practiced throughout the world, for or on behalf of the United States, the inventions described in the Patent Rights and/or Plant Variety Rights. The rights granted herein are additionally subject to the requirement that any products sold in the United States based upon Patent Rights and/or Plant Variety Rights must be substantially manufactured in the United States to the extent required by 35 U.S.C. Sec. 204, and any and all other rights as set forth in Public Law 96-517, codified at 35 U.S.C. 200 et seq., and 37 CFR 401 et seq. Licensee agrees to comply with all obligations resulting from any such government rights.

ARTICLE 3 - CONSIDERATION

3.01 Licensee Fee

On the Effective Date, Licensee must pay to NCSU a non-refundable, non-creditable, license fee [  ]

3.02 Future Patent Expenses

Licensee will pay all out of pocket patent expenses incurred during the Term of the License Agreement and associated directly with the preparation, filing, prosecution, issuance, post grant/issuance proceedings (such as, but not limited to, post-grant reviews, inter partes review, and ex parte reexamination), and maintenance of all applications within the Patent Rights and Plant Variety Rights. [  ]

3.03 Running Royalty

At the times during the Term and in the manner set forth in this License Agreement, Licensee shall pay the following royalties (collectively, the payments due pursuant to Article 3.03(a) and 3.03(b) are herein referred to as “Running Royalties”): [  ]

3.04 Milestone Payments

Licensee must pay to NCSU the non-refundable, non-creditable milestone payments set forth in Appendix C upon the achievement by Licensee of the milestones described therein (hereafter, “Milestone Fee(s)”). The Milestone Fees set forth in Appendix C are due and payable within thirty (30) days of Licensee’s achievement of the relevant milestone.

3.05 License Maintenance Fees

Licensee’s obligation to pay license maintenance fees begins [  ]

3.06 Sublicensing Fees/Other Consideration

Notwithstanding Licensee’s obligation to pay royalties on Net Sales of Sublicensees that are resales of Licensee to Sublicensee(s) pursuant to Article 3.03, Licensee shall pay to NCSU [  ]

3.07 Interest

Payments required under this License Agreement shall be made on or before the due date or within thirty (30) days of any invoice date on invoices received from NCSU. If overdue, payments shall bear interest until payment at the rate for past-due accounts receivable set by the Secretary of the North Carolina Department of Revenue and in effect on the due date. N.C.G.S. §105-241.21 and N.C.G.S. §147-86.23. The payment of such interest does not foreclose NCSU from exercising any other rights it may have as a consequence of the lateness of the payment, including termination in accordance with Article 12.03 herein and subject to Licensee’s right to cure pursuant to Article 12.05.

3.08 Currency Conversion

If Licensed Products and/or Licensed Services are sold in a currency other than United States dollars, the Net Sales shall first be determined in the foreign currency of the country in which such Products or Services are sold and then converted to United States dollars at the rate published by the Wall Street Journal (U.S. edition) or its successor for conversion of that foreign currency into United States dollars on the last day of the quarter for which such payment is due. Licensee shall be responsible and pay all fees associated with any wire transfer and all loss of exchange value, taxes, or other expenses incurred in the transfer or conversion of foreign currency into U.S. dollars, and any income, remittance, or other taxes on such royalties required to be withheld at the source, and shall not decrease the amount of royalties due to NCSU thereby. Royalty Reports under Article 5.02 will show sales both in local currency and U.S. dollars, with the exchange rate used.

3.09 Fair Market Value/Bundling

If the Licensed Products and/or Licensed Services are bundled in a Sale by the Licensee with other related products or services not covered by this License Agreement, then for the purposes of determining the applicable Running Royalty under Article 3.03, the Net Sales from such transaction shall be reduced to account for the Fair Market Value of the other products or services; provided, however, in no event will the Net Sales be reduced by more than fifty percent (50%) for any reason.

ARTICLE 4 - DUE DILIGENCE REQUIREMENTS

4.01 Licensee must use its commercially reasonable efforts to bring Licensed Product and/or Licensed Service to market [  ]

ARTICLE 5 - REPORTS

5.01 Progress Reports

Six (6) months after the Effective Date, and semi-annually thereafter, Licensee shall provide to NCSU progress reports detailing activities of Licensee relevant to Licensee’s Development and Commercialization Schedule (Appendix E) (“Progress Reports”). The Progress Report will contain reasonably detailed summaries of (i) development and commercialization of Licensed Products, (ii) collaboration with Third Parties and sublicensing efforts, (iii) progress towards completing milestone described in Appendix E and towards First Commercial Sale of a Licensed Product, (iv) quarterly or semi-annual reports shared with shareholders of the Licensee, and (vii) summary of payments due under Article 3 during the applicable period to the extent such payments would have been required to be included in the Royalty Report. Licensee may submit the Progress Report electronically to NCSU email address [  ].

5.02 Royalty Reports

After the First Commercial Sale, and in addition to the Progress Reports required under Article 5.01, Licensee must render to NCSU quarterly a Royalty Report setting forth for the preceding calendar quarter all applicable information specified in Appendix D. Royalty Reports shall be due within thirty (30) days of March 31, June 30, September 30, and December 31 and each Royalty Report shall be accompanied by the payment of all royalties including Sublicensing Consideration for the calendar quarter preceding. [  ]

5.03 Self-audit

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ARTICLE 6 - RECORDS

6.01 Licensee must keep full, true and accurate books of accounts and other records containing all particulars necessary to properly ascertain and verify the amounts payable to NCSU hereunder. These books of account must be kept at Licensee’s principal place of business or the principal place of business of the appropriate division of Licensee to which this License Agreement relates for a minimum of five (5) years following the end of the calendar year to which they pertain.

6.02 NCSU shall have the right, from time to time and at reasonable, mutually acceptable times during normal business hours, through an independent certified public accountant (as to whom Licensee has no reasonable objection) to examine the records of Licensee described in Article 6.01, including, but not limited to, sales invoice registers, sales analysis reports, original invoices, inventory records, price lists, distributor agreements, accounting general ledgers, Third-Party royalty reports, cost information, pricing policies, sales tax returns, and agreements with Third Parties (including Sublicensees, designees, Affiliates of Licensee, and customer) to the extent reasonably necessary to verify the calculation of any royalties and/or fees payable under this License Agreement. Such examination and verification shall not occur more than once each calendar year. Licensee agrees to cooperate fully with the accountant in connection with any such review. Before permitting such accountant to have access to such records, Licensee may require such accountant to sign a confidentiality agreement (in form and substance that is reasonable) as to any confidential information which is to be provided to such accountant, or to which such accountant will have access, while conducting the examination under this paragraph. The accountant will prepare and provide to NCSU and Licensee a written report stating whether the Royalty Reports submitted and royalties paid are correct or incorrect and the details concerning any discrepancies. The report shall be marked “CONFIDENTIAL” and shall constitute Confidential Information of Licensee. Examinations conducted under this Article 6.02 shall be at NCSU’s expense, provided that if any such examination and verification reveals an underpayment by Licensee to NCSU of more than five (5.0%) for any quarter examined, Licensee shall immediately pay NCSU the amount of such underpayment plus interest, in accordance with Article 3.07 (“Interest”) and shall reimburse NCSU for all reasonable out of pocket expenses incurred in the examination and verification of the records by the independent certified public accountant.

ARTICLE 7 - INTENTIONALLY LEFT BLANK

ARTICLE 8 - PATENT PROSECUTION

8.01 Prosecution

NCSU will retain outside patent counsel to apply for, prosecute, engage in post grant/issuance practice (such as, but not limited to, post-grant reviews, inter partes review, and ex parte reexamination), and maintain during the Term of this License Agreement, all patents and patent applications specified as Patent Rights and/or Plant Variety Rights in the United States and in the foreign countries listed in Appendix A hereto. [  ]

8.02 Licensee Review and Advice

Licensee will be given reasonable opportunities to advise NCSU in the filing, prosecution, and maintenance of Patent Rights and/or Plant Variety Rights and will cooperate with NCSU in such filing, prosecution, and maintenance. At Licensee’s request and expense, NCSU will provide copies of all prosecution documents relating to Patent Rights and/or Plant Variety Rights so that Licensee may have the opportunity to offer comments and remarks thereon, such comments and remarks to be given due consideration by NCSU. [  ]

8.03 Surrender of Patent Rights

If Licensee provides NCSU with written notification that it will no longer support the filing, prosecution, or maintenance of a specified patent(s) and/or patent application(s) within the Patent Rights and/or Plant Variety Rights, then Licensee’s responsibility for fees and costs related to the filing, prosecution, and maintenance of such subject Patent Rights and/or Plant Variety Rights will terminate sixty (60) days after NCSU’s receipt of such written notification. However, in such instances, sixty (60) days after NCSU’s receipt of written notification, such patents and/or patent applications will no longer be included in Patent Rights and/or Plant Variety Rights (and Appendix A is deemed to be so amended accordingly), and Licensee surrenders all rights under this License Agreement to such specified patents, patent applications, and any patents issuing therefrom.

8.04 Patent Marking

To the extent there are no legal reasons that prevent it, Licensee must mark any Licensed Product and/or Licensed Service sold in the United States and/or their containers, labels, and/or other packaging with all applicable United States patent numbers either by fixing thereon the word “patent” or the abbreviation “pat.”, together with the number of the patent, or as otherwise prescribed in 35 U.S.C. §287. To the extent legally permitted, all Licensed Product, or Licensed Service shipped to or sold in other countries must be marked in such a manner as to conform to the patent laws and practices of the country of manufacture or sale.

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ARTICLE 9 - INFRINGEMENT OF THIRD-PARTY RIGHTS

9.01 Licensee shall have the right to control the defense of any claim relating to patent infringement arising from Licensee’s or its Affiliate’s exercise of Patent Rights and/or Plant Variety Rights granted in this License Agreement, but due to its proprietary interest in the Patent Rights and Plant Variety Rights, NCSU must approve any settlement, consent judgment or disposition of the claim that (i) limits the scope, validity, or enforceability of patents included in the Patent Rights and/or Plant Variety Rights, and/or (ii) admits any type of fault or wrongdoing on the part of NCSU, such approval not to be unreasonably withheld. Licensee’s request for approval will include all information relating to such settlement, consent judgment or disposition of the claim. NCSU shall provide Licensee notice of its approval or denial within ninety (90) days of any written request for such approval by Licensee, provided that in the event NCSU wishes to deny such approval, such notice shall include a detailed written description of NCSU’s reasonable objections to the proposed settlement, consent judgment, or other voluntary disposition. NCSU will, subject to policies of the Board of Governors of the University of North Carolina, cooperate with Licensee in any reasonable manner deemed by Licensee to be necessary in the defense of the claim. Licensee will reimburse NCSU for any out of pocket expenses in providing assistance requested by Licensee.

ARTICLE 10 - INFRINGEMENT OF NCSU’s PATENT RIGHTS BY THIRD PARTIES

10.01 Prompt Notice

Each Party to this Agreement must inform the other promptly in writing of any alleged infringement of Patent Rights and/or Plant Variety Rights by a Third Party and of any available evidence of such infringement.

10.02 Right to Enforce

In the event that Patent Rights and/or Plant Variety Rights are allegedly being infringed or are being infringed by a Third Party within the Field of Use, then Licensee may request in writing to NCSU to allow it to enforce the Patent Rights and/or Plant Variety Rights against such Third Party infringer. [  ]

Notwithstanding the aforementioned, NCSU has the sole right, but is not obligated, to prosecute any infringement of the Patent Rights and/or Plant Variety Rights by any Third Party and to recover damages, whether through settlement or award, at its sole discretion.

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ARTICLE 11 - REGULATORY APPROVALS

11.01 Regulatory Approvals

To the extent regulatory approval is required, Licensee must use its best reasonable efforts to have the Licensed Product and/or Licensed Service approved for marketing in those countries in which Licensee intends to sell Licensed Product and/or Licensed Service. To accomplish these approvals at the earliest possible date, Licensee agrees to file or have filed any necessary data with appropriate government agencies as set forth in the Development and Commercialization Schedule in Appendix E.

ARTICLE 12 - TERM AND TERMINATION

12.01 Term

Unless sooner terminated as otherwise provided in this License Agreement, the term of this License Agreement shall commence on the Effective Date and shall continue on a country-by-country basis until the date of expiration of the last to expire of the Patent Rights or Plant Variety Rights, including any renewals or extensions thereof, or until twenty (20) years from the Effective Date of this License Agreement if no patents in the Patent Rights or Plant Variety Rights issue in an applicable country, whichever is longer (the “Term”). In the event that the Term expires under this Article 12.01 and Licensee has maintained its license with NCSU on the License Agreement expiration date, Licensee and its Affiliates shall retain the right to use the Tangible Materials perpetually without any obligations to NCSU in accordance with Articles 3 (heading) and 5 (heading) of this License Agreement. For avoidance of any doubt the aforementioned retention of the right to use the Tangible Material perpetually will not apply if the License Agreement is terminated for any reason prior to expiration of the Term.

12.02	Termination by Licensee

Licensee may terminate this License Agreement at its sole discretion by giving NCSU written notice at least three (3) months prior to such termination. Should Licensee, at any time during the Term of this License Agreement, cease efforts to commercialize Patent Rights and/or Plant Variety Rights, Licensee shall so notify NCSU by written notice, and the License Agreement will terminate on the ninety first (91st) day after NCSU’s receipt of such notice. It is understood that Licensee will remain responsible for all monetary payments or other obligations that mature prior to the effective date of termination.

12.03	Termination by NCSU

NCSU shall, subject to Licensee’s right to cure pursuant to Article 12.05, have the right to terminate this License Agreement upon the occurrence of any one or more of the following events:

(a)	failure of Licensee to make any payment required pursuant to this License Agreement when due;

(b)	failure to diligently commercialize as set forth in Article 4;

(c)	failure of Licensee to render reports to NCSU as required by this License Agreement;

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12.05 Right of Termination and Right to Cure

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12.06 Post Termination

(a)	If the License Agreement is terminated by NCSU or Licensee prior to expiration of the Term, then within thirty (30) days of termination of this License Agreement, Licensee must, as directed by NCSU, return or destroy all Confidential Information, organisms, biological materials, and/or Tangible Material within the possession and/or control of Licensee, retaining no copies. Further, Licensee must provide NCSU with a written statement signed by an authorized representative of Licensee certifying the destruction of all such materials in a safe and legal manner.

(b)	If the License Agreement is terminated by NCSU or Licensee prior to expiration of the Term, then Licensee shall cease manufacturing, processing, producing, using or selling Licensed Product; provided, however, that Licensee and its Affiliate(s) and Sublicensee(s) may continue to sell in the ordinary course of business Licensed Product that are whole tobacco plants in a field, tobacco being cured, cured tobacco and fully manufactured finished products in Licensee’s, its Affiliate’s and its Sublicensee’s normal inventory at the date of termination and provided, that Licensee pays NCSU any fees, royalties or other financial consideration as provided for in this License Agreement.

ARTICLE 13 - CONFIDENTIALITY

13.01 Non-Disclosure

NCSU and Licensee will treat any confidential information disclosed to it by the other party with reasonable care and will not disclose such information to any other person, firm or corporation, unless such Third Party is bound by the obligations of confidentiality and restricted use set forth in this Article 13. The receiving party may not use the disclosing party’s confidential information other than for the benefit of the parties hereto and for the performance of this License Agreement. These obligations of non-disclosure and restricted use remain in effect for each subject disclosure of confidential information for five (5) years from the date of disclosure. However, neither party is obligated, with respect to confidential information disclosed to it, or any part thereof, which:

(a)	is already known to the receiving party at the time of the disclosure;

(b)	becomes publicly known without the wrongful act or breach of this License Agreement by the receiving party;

(c)	is rightfully received by the receiving party from a Third Party on a non-confidential basis;

(d)	is subsequently and independently developed by employees of the receiving party who had no knowledge of the information, as verified by written records;

(e)	is approved for release by prior written authorization of the disclosing party; or

(f)	is disclosed pursuant to the requirements of applicable law, rule or regulation or pursuant to any judicial, administrative or government requirement or order, including without limitation those required by the U.S. Securities and Exchange Commission and/or any applicable national securities exchange or the OTC Markets Group, Inc., provided that the party so disclosing takes reasonable steps to provide the other party sufficient prior notice in order to contest such request, requirement or order and provided that such disclosed confidential information otherwise remains subject to the obligations of confidentiality set forth in this Article 13.

13.02 Disclosure in Writing

NCSU and Licensee agree that any information to be treated as confidential information under this Article 13 must be disclosed in writing or in another tangible medium and must be clearly marked “CONFIDENTIAL”. Information disclosed orally must be summarized and reduced to writing and communicated to the other party within thirty (30) days of such disclosure.

13.03 Licensee Commercialization Efforts

Notwithstanding the foregoing, Licensee may use and disclose any confidential information related to the Patent Rights and/or Plant Variety Rights to investors, prospective investors, employees, consultants and agents with a need to know, collaborators, prospective collaborators, Sublicensees, prospective Sublicensees and Third Parties in the chain of growing, manufacturing and distribution, but if and only if Licensee obtains from each such recipient a written confidentiality agreement, the provisions of which are at least as protective of NCSU’s confidential information as those provided in this Article 13.

13.04 Patent Rights

Notwithstanding anything to the contrary in this License Agreement, all unpublished information relating to filing, prosecution, maintenance, defense, infringement, and the like regarding the Patent Rights and/or Plant Variety Rights (no matter how disclosed) is the confidential information of NCSU and subject to the provisions of this Article 13.

ARTICLE 14 - NOTICES

14.01 For the purpose of all written communications and notices between the parties, other than reports and invoices/payments their addresses are:

NCSU	Licensee

NCSU Notice	Licensee Notice

For delivery via the U.S. Postal Service

Office of Research Commercialization	Cabbacis LLC
North Carolina State University	Attn: Chief Executive Officer
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For delivery via courier

Office of Research Commercialization	Cabbacis LLC
North Carolina State University	Attn: Chief Executive Officer
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Or any other addresses of which either party shall notify the other party in writing.

14.02 For the purpose of all communication between the parties regarding reports due under Article 5 (“Reports”) by the Licensee under this License Agreement, their addresses are:

NCSU	Licensee – Contact for reports

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14.03 For the purpose of all communication between the parties regarding payments due by the Licensee under this License Agreement, their addresses are:

NCSU	Licensee – Contact for billing

Please remit payment to:	Please send invoice to:

NC State Treasurer	Cabbacis LLC
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14.04 The date of giving any such notice, request, report, statement, disclosure or other communications, and the date of making any payment hereunder required (provided such payment is received), is the date of the U.S. postmark of such envelope if marked or the actual date of receipt if not marked or if delivered otherwise such as by courier or by hand delivery. The parties agree that any notice resulting in a deadline for the other party shall be sent with a delivery confirmation and tracking number.

ARTICLE 15 - ASSIGNMENT

15.01 Licensee possesses unique expertise and resources to fully develop and commercialize the Patent Rights and Plant Variety Rights. This License Agreement may not be assigned, in whole or in part, by Licensee without the prior written consent of NCSU, except (a) to an Affiliate of Licensee, or (b) in connection with the sale of Cabbacis LLC or Cabbacis Inc or the sale or transfer of substantially all of Cabbacis LLC’s or Cabbacis Inc’s assets or ownership interest in its tobacco business; provided, however (i) such sale or transfer is not associated with bankruptcy or foreclosure proceedings that involves the Licensee, or (ii) there is no outstanding material breach of the License Agreement that has not been fully cured by Licensee. Any other assignment of this License Agreement without the prior written consent of NCSU shall be void. This License Agreement shall bind and inure to the benefit of the successors and permitted assigns of the parties.

ARTICLE 16 - REPRESENTATIONS

16.01 NCSU represents and warrants that it has the authority to enter into this License Agreement.

16.02 NCSU represents that (a) it is the sole owner of the Patent Rights and Plant Variety Rights and has the full right to grant the license provided in this License Agreement, subject to the limitations set forth in Articles 2.03 and 2.05; (b) and the entire right, title, and interest in the Patent Rights have been assigned to NCSU.

16.03 Except for what is expressly provided in Article 16.01 and 16.02, NCSU MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND. IN PARTICULAR, THERE ARE NO EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE NOR IS THERE A WARRANTY THAT THE USE OF THE PATENT RIGHTS, PLANT VARIETY RIGHTS, AND/OR TANGIBLE MATERIALS WILL NOT INFRINGE ANY PATENT, PLANT VARIETY RIGHT, COPYRIGHT, TRADEMARK OR OTHER RIGHTS. IN ADDITION, NOTHING IN THIS LICENSE AGREEMENT MAY BE DEEMED TO BE A REPRESENTATION OR WARRANTY BY NCSU OF THE VALIDITY OF ANY OF THE PATENTS OR PLANT VARIETY RIGHTS OR THE ACCURACY, SAFETY, EFFICACY, OR USEFULNESS, FOR ANY PURPOSE, OF THE PATENT RIGHTS, THE PLANT VARIETY RIGHTS, OR THE TANGIBLE MATERIALS. NCSU HAS NO OBLIGATION, EXPRESS OR IMPLIED, TO SUPERVISE, MONITOR, REVIEW OR OTHERWISE ASSUME RESPONSIBILITY FOR THE PRODUCTION, MANUFACTURE, TESTING, MARKETING OR SALE OF ANY LICENSED PRODUCT, TANGIBLE MATERIALS OR LICENSED SERVICE. NCSU MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, REGARDING THE SAFETY, UTILITY, VALUE, PERFORMANCE, FREEDOM FROM CONTAMINATION, MARKETABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE TANGIBLE MATERIALS LISTED IN OR DERIVED FROM TANGIBLE MATERIALS LISTED IN APPENDIX B.

16.04. In no event will NCSU, or its trustees, officers, faculty members, students, employees, and agents, be liable to the Licensee, or Affiliates, or any Third Party, for any consequential, incidental, indirect, special, exemplary, or punitive damages based on activity arising out of or related to this License Agreement. The parties hereto acknowledge that the limitations and exclusions of liability and disclaimers of warranty in this License Agreement form an essential basis of the bargain between the parties.

ARTICLE 17 - INDEMNITY

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17.04 Neither party is an agent of the other party for any purpose whatsoever.

ARTICLE 18 - EXPORT CONTROLS

18.01 The license granted in this License Agreement is conditioned upon compliance with all of the United States laws and regulations controlling the export of technical data, computer software, laboratory prototypes and other commodities and technology. The transfer of certain technical data and commodities may require a license from the cognizant agency of the United States Government and/or written assurances by Licensee that Licensee will not export data or commodities to certain foreign countries without prior approval of such agency. NCSU makes no promise or representation that a license is not required nor that, if required, it will be issued. As of the Effective Date, the parties agree that to their current knowledge Licensee does not possess any technical data, computer software, laboratory prototypes or other commodities or technology that are Tangible Materials that may require a license from an agency of the United States Government to export [  ]

ARTICLE 19 - USE OF PARTY’S NAME

19.01 Neither party may, without the prior written consent of the other party:

(a)	use in any publication, advertising, publicity, press release, promotional activity or otherwise, any trade-name, personal name, trademark, trade device, service mark, symbol, image, icon, or any abbreviation, contraction or simulation thereof owned by the other party that is likely to cause confusion with respect to the source or origin of any goods or services; or

(b)	use the name or image of any employee or agent of the other party in any publication, publicity, advertising, press release, promotional activity or otherwise; or

(c)	represent, either directly or indirectly, that any product or service of the other party is a product or service of the representing party or that it is made in accordance with or utilizes the information or documents of the other party.

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ARTICLE 20 - SEVERANCE AND WAIVER

20.01 Each clause of this License Agreement is a distinct and severable clause and if any clause is deemed illegal, void or unenforceable, the validity, legality or enforceability of any other clause or portion of this License Agreement will not be affected.

20.02 The failure of a party in any instance to insist upon the strict performance of the terms of this License Agreement is not a waiver or relinquishment of any of the other terms of this License Agreement, either at the time of the party’s failure to insist upon strict performance or at any time in the future, and such terms will continue in full force and effect.

ARTICLE 21 - TITLES

All titles and article headings contained in this License Agreement are inserted only as a matter of convenience and reference. They do not define, limit, extend or describe the scope of this License Agreement or the intent of any of its provisions.

ARTICLE 22 - SURVIVAL OF TERMS

The provisions of Articles 2.03 (“Reservation of Rights”), 2.05 (“Government Rights”), 12.02 (“Termination by Licensee”), 12.05 (“Right of Termination and Right to Cure”), 12.06 (“Post Termination”), 13 (“Confidentiality”), 17 (“Indemnity and Insurance”), and 19 (“Use of a Party’s Name”) shall survive the expiration or termination of this License Agreement.

ARTICLE 23 - GOVERNING LAW

This License Agreement is entered into in the State of North Carolina and must be interpreted in accordance with and its performance governed by the laws of the State of North Carolina, without reference to its conflicts of laws provisions. During the Term, any and all disputes, including any related to the validity of the Patent Rights or any other intellectual property disputes, that arise between the parties or relating to or arising from, under, out of, or in connection with this License Agreement or the parties’ performance hereunder must be in the courts of North Carolina with the venue being Wake County. Notwithstanding this Article 23, and with the prior written consent of NCSU, a dispute between Licensee and any of its Sublicensees that does not directly involve NCSU may be adjudicated in the courts outside the State of North Carolina.

ARTICLE 24 - ENTIRE UNDERSTANDING

This License Agreement represents the entire understanding between the parties, and supersedes all other agreements, express or implied, between the parties concerning the subject matter hereof, and is not subject to any change or modification except by the execution of a written instrument subscribed to by authorized representatives of the parties.

ARTICLE 25 - ELECTRONIC COPY

The parties to this document agree that a copy of the original signature (including an electronic copy) may be used for any and all purposes for which the original signature may have been used. The parties further waive any right to challenge the admissibility or authenticity of this document in a court of law based solely on the absence of an original signature.

IN WITNESS WHEREOF, the parties have executed this License Agreement on the dates set forth below.

NORTH CAROLINA STATE UNIVERSITY	CABBACIS LLC

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APPENDICES

APPENDIX A — PATENT RIGHTS

APPENDIX B — TANGIBLE MATERIALS

APPENDIX C — MILESTONE FEES

APPENDIX D — ROYALTY REPORT FORM

APPENDIX E — DEVELOPMENT AND COMMERCIALIZATION SCHEDULE

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